SUBSCRIPTION AGREEMENT

Thrivent ETF Trust (the “Trust”), a Massachusetts business trust, and Thrivent Financial for Lutherans (“Thrivent”), hereby agree as follows:

1.

The Trust hereby offers to sell to Thrivent and Thrivent hereby agrees to purchase 4,000 shares of the Thrivent Small-Mid Cap ESG ETF (the “Fund”), a series of the Trust, at a price of $25 per share. The Trust hereby acknowledges on behalf of the Fund receipt from Thrivent of funds in full payment for the foregoing shares.

2.

The shares are to be purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust and Fund prior to the commencement of the public offering of the Fund’s shares.

3.

Thrivent represents and warrants to the Trust and the Fund that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties herein have executed this Agreement as of the 12th day of August 2022.

THRIVENT ETF TRUST

By:	/s/ David S. Royal
Name:	David S. Royal
Title:	President

THRIVENT FINANCIAL FOR LUTHERANS

By:	/s/ David S. Royal
Name:	David S. Royal
Title:	Chief Investment Officer